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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            001-12515
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One)  X Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q  __ Form N-SAR

                 For Period Ended: December 31, 2003
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

OM Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

127 Public Square, 1500 Key Tower
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Address of Principal Executive Office (STREET AND NUMBER)

Cleveland, OH 441144-1221
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

__       (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F,
10-Q,   N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

OM Group, Inc. announced on March 16, 2004 that the Audit Committee of its Board of directors was completing an independent investigation regarding inventory issues. As a result of the investigation, the company anticipates it will be restating its financial statements for the years 1999 through 2003. The company had previously announced a delay in the release of its results for the full-year 2003. The company intends to file its Form 10-K for the year ended December 31, 2003 promptly after the restatement of prior years is completed, but it cannot predict at this time when such restatement will be completed.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         R. Louis Schneeberger             216                 781-0083
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         X  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         The results for 2003 are expected to be significantly different from those reported in 2002 for the following reasons:

         --   The impact of the anticipated restatement described in Part III.

         -- On July 31, 2003, the Company sold its Precious Metals business (PMG business) for approximately $814 million in cash, resulting in a gain on the sale of $62.7 million (after-tax). The results of the PMG business, which include a full 12 months in 2002 and 7 months in 2003, have been reclassified to discontinued operations for all periods.

         -- Before any impact of the anticipated restatement, results of operations for 2002 included a lower of cost or market charge of $108.2 million, and restructuring and other charges of $329.7 million. Before restatement, results for 2003 are expected to include restructuring and other charges of $43.2 million, as reported in the Company's Form 10-Q for the 2003 third quarter.

         -- The impact of a potential change from the LIFO method to the FIFO method of accounting for inventories. The preferability of this change is still being evaluated.

         At this time, as the investigation and restatement process is not yet completed, the Company is unable to make a reasonable estimate of the impact on 2003 results.

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                                 OM Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 16, 2004                  By /s/ R. Louis Schneeberger
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